PATEL, RAJDEEP
2950 W HILLSBOROUGH AVE
SUITE-B
TAMPA, FL 33614

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Kitchenery · Full-time

Jan 2024 - Present · 2 yrs and 4 months

Tampa, Florida, United States · On-site

Kitchenery is a Hardware+ Software + Data company, we have developed proprietary wireless power transfer (WPT) technology curated for the Kitchen Appliance industry. Using our WPT modules and IoT system, manufacturers can convert traditional corded kitchen appliances to Smart Cordless Kitchen Appliances.